  Exhibit 1.1

CENCOSUD S.A.

January 3, 2018

Cencosud announces voluntary filing of Form 15F to deregister with the U.S. Securities and Exchange Commission and terminate its reporting obligations under the U.S. Securities Exchange Act

Cencosud S.A. (“Cencosud” or the “Company”) hereby announces that it intends to file Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) today to voluntarily deregister from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Upon the filing of the Form 15F, the Company’s SEC reporting obligations will be immediately suspended, and therefore, the Company will not be required to file an Annual Report on Form 20-F for the 2017 fiscal year which ended on December 31, 2017. Deregistration and the termination of the Company’s duty to file reports under the Exchange Act are expected to be final and effective on April 3, 2018.

Cencosud will maintain its listings on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange.

Cencosud reserves the right, for any reason, to delay this filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations in any way.

For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores.